CONTENTS

PAGE
NUMBER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION......4

STATEMENT OF INCOME......5

STATEMENT OF STOCKHOLDER'S EQUITY......6

STATEMENT OF CASH FLOWS......7

NOTES TO FINANCIAL STATEMENTS......8-16

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL......17

MONEX SECURITIES, INC. EXEMPTION REPORT......18

INDEPENDENT ACCOUNTANTS' EXEMPTION REVIEW REPORT......19

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION......20-21

GENERAL ASSESSMENT RECONCILIATION......22-23